UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 341st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON OCTOBER 30, 2018

1.         DATE, TIME, and PLACE: On the thirtieth (30th) day of October, 2018, at 7:00 am, at the corporate headquarters of Telefônica Brasil S.A. (the "Company"), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, Bairro Cidade Monções, City of São Paulo, State of São Paulo.

2.         CALL NOTICE AND ATTENDANCE: A call notice was sent out pursuant to the provisions of the Company's Bylaws. The members of the Company's Board of Directors were present, who sign these minutes, and there is, therefore, a quorum under the terms of the Bylaws. A member of the Company’s Board of Directors was absent, namely Mr. Ramiro Sánchez de Lerín Garcia-Ovies. Also present, in accordance with the provisions of article 163, paragraph 3 of Law No. 6,404/76 (the “Brazilian Corporations Law"), were Messrs. Flávio Stamm, Cremênio Medola Netto, Charles Edwards Allen, members of the Company's Fiscal Board, in order to provide the clarifications necessary, in addition to the Corporate Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira.

3.         CHAIRMAN AND SECRETARY: Eduardo Navarro de Carvalho - Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary of the Meeting.

4.            AGENDA AND RESOLUTIONS: At the beginning of the meeting, the Chairman of the Company's Board of Directors, Mr. Eduardo Navarro de Carvalho, explained that, as everyone knew, the main purpose of the meeting was to discuss and resolve on the merger into the Company of its wholly-owned subsidiary, Telefônica Data S.A. ("TDATA") (the "Merger").

He further stated that the purpose of the Merger is to standardize the rendering of services and simplify the Company's current organizational and corporate structure.

In addition, the Chairman pointed out that the matter was previously reviewed by the Audit and Control Committee and by the Company's Fiscal Board, which were in favor of all the items on the agenda that were incumbent on them.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 341st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON OCTOBER 30, 2018

After the presentation, the attending Directors took notice:

(i)                 of the valuation report of TDATA's shareholders’ equity, valuated based on its book value as of September 30, 2018, which establishes that the value of TDATA's shareholders' equity to be merged into the Company is one billion, six hundred and ninety-one million, four hundred and thirty-five thousand, six hundred and twenty-five Brazilian Reais and forty-seven cents (R$ 1,691,435,625.47), prepared by the specialized valuation firm BDO RCS Auditores Independentes S.S., enrolled in the CNPJ/MF under No. 54.276.936/0001-79, for the purposes of the merger of TDATA's shareholders' equity into the Company (the "TDATA Appraisal Report");

(ii)           of the draft of the Instrument of Justification and Protocol of Merger of TDATA into the Company, to be entered into between TDATA and the Company, with the purpose of merging TDATA into the Company (the "Protocol of Merger");

(iii)          of the draft of the Company's restated Bylaws, with an amendment of article 2 of the Company's Bylaws; and

(iv)         of the drafts of the call notice of the shareholders to be published, and the proposal by management for the general meeting of the Company that shall deliberate on the aforementioned transaction.

Having examined and debated the matters included in the Agenda, the following was unanimously decided by the members of the Board of Directors present at the meeting, as described below:

  4.1.      to ratify, ad referendum of the general meeting of the Company that shall resolve on the matter, the appointment of the specialized firm BDO RCS Auditores Independentes S.S., for the preparation of the TDATA Appraisal Report, for the purpose of merging TDATA's shareholders' equity into the Company;

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 341st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON OCTOBER 30, 2018

4.2.      to approve, ad referendum of the general meeting of the Company that shall resolve on the matter, the draft of the Protocol of Merger, to be entered into on this date between the Company and TDATA, which provides for the merger of TDATA into the Company. The Protocol of Merger establishes the general terms and conditions of the Merger transaction, its justifications, and the valuation criteria of the shareholders' equity of TDATA to be merged into the Company;

4.3.      to approve, ad referendum of the general meeting of the Company that shall resolve on the matter, the TDATA Appraisal Report.

The Board members verified that the intended Merger shall not result in an increase in the Company's capital, nor in the issuance of new shares by the Company, such that the Merger shall not entail any change in the shareholdings of the Company's current shareholders, since the Company already has the total value of TDATA's shares recorded in its shareholders' equity, and there is also no substitution of shares of non-controlling shareholders of TDATA with shares of the Company, since the Company is TDATA's sole shareholder, as well as that it shall not entail any right of withdrawal for the Company's shareholders. Accordingly, pursuant to CVM Resolution No. 559/08 and according to the opinion of the Department of Corporate Relations - SEP, there is not a justification for preparation of an appraisal report of shareholders' equity at market price in order to calculate the ratio of substitution of the shares of non-controlling shareholders referred to in article 264 of the Brazilian Corporations Law and article 8 of CVM Instruction No. 565/2015;

4.4.      as a result of the approval of the terms and conditions of the Protocol of Merger hereby resolved, as well as the clarifications made regarding the Merger intended and the existence of a favorable opinion issued by the Fiscal Board, as well as the recommendation of the Audit and Control Committee, the members of the Board of Directors expressed a favorable opinion, ad referendum of the Company's general meeting, for the merger into the Company of TDATA, for the amount described in the TDATA Appraisal Report, without any change in the Company's capital stock, in accordance with the Protocol of Merger. It is recorded that, as stated in the Protocol of Merger, the Merger must produce operational effects for the companies involved as of December 1, 2018. Furthermore, they authorized the signature of the Protocol of Merger to be signed by the Board of Executive Officers, as well as authorized, ad referendum of the general meeting of the Company that shall resolve on the matter, the Company's Executive Officers to perform all acts that may be necessary to formalize the transaction approved above before public bodies and third parties in general, including, but not limited to, convening a Company's shareholders meeting to resolve on the transaction;

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 341st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON OCTOBER 30, 2018

4.5.        to approve, as a result of the Merger, ad referendum of the Company's general meeting that shall resolve on this matter, the amendment of article 2 of the Company's Bylaws to complement the Company's corporate purpose in order to provide for the activities currently carried out by TDATA and, indirectly, by the Company itself. It is hereby noted that, due to the complementary and ancillary nature of the activities to be included in the Company's corporate purpose, the Merger shall not entail any change in its business or corporate purpose. In addition, as these activities are being carried out by TDATA, a wholly-owned subsidiary of the Company, such activities are already indirectly carried out by the Company. Therefore, there will be no effective change in the Company's corporate purpose, and thus nothing to be said of a right of withdrawal for its shareholders, which are dealt with in articles 136, items IV and VI, and 137 of the Brazilian Corporations Law. Thus, article of the Company’s Bylaws shall enter into force with the following new wording:

“Article 2 - The purpose of the Company is:

a) the exploration of telecommunications services;

b) the development of activities necessary or useful for the execution of these services, in accordance with the concessions, authorizations, and permissions granted to it;

c) The exploration of value-added services, including, without limitation, the provision of audio, video, image and text content, applications and the like;

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 341st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON OCTOBER 30, 2018

d) The exploration of integrated solutions, management, and provision of services related to: (i) data centers, including hosting and colocation; (ii) storage, processing, and management of data, information, texts, images, videos, applications, and information systems and the like; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems related to theft, intrusion, fire, and others; and

e) Licensing and sub-licensing of software of any nature.

Sole Paragraph - In the pursuit of its corporate purpose, the Company may incorporate assets and rights of third parties into its assets, as well as:

I - participate in the capital of other companies, including in order to comply with the national telecommunications policy;

II - create companies and/or subsidiaries for the execution of activities within its purpose and that are preferably decentralized;

III - promote the importation of goods and services necessary for the execution of activities within its purpose;

IV - provide technical assistance services to companies in the telecommunications sector, carrying out activities of common interest;

V - manage and provide maintenance, assistance and technical support in information technology and equipment related to the Company's activities;

VI - provide consulting services related to the Company's activities;

VII - prepare, implement, and install projects related to the Company's activities;

VIII - manage and render engineering services and carry out civil construction and related works, necessary for the execution of projects related to the Company's activities;

IX - provide monitoring services related to the Company's activities;

X - provide business intermediation services in general; and

XI - market and sell and lease equipment and materials necessary or useful for the exploration of its activities, including precision, measurement, and electronic sensor equipment;

XII - carry out studies and research activities, aiming at the development of the telecommunications sector;

XIII - enter into contracts and agreements with other companies that explore telecommunications services or with any persons or entities, with the purpose of ensuring the operation of the services, without prejudice to its duties and powers; and

XIV - carry out other similar or related activities assigned to it by the National Telecommunications Agency - ANATEL."

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 341st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON OCTOBER 30, 2018

4.6.        to approve, ad referendum of the general meeting of the Company that shall resolve on the matter, the restatement of the Company’s Bylaws.

4.7.      to approve the draft of the call notice of the shareholders to be published, and the proposal by the management for the general meeting of the Company that shall deliberate on the aforementioned transaction.

5.            CLOSING: There being no further business to be discussed, the Chairman of the Board of Directors declared the meeting adjourned and these minutes were drawn up. São Paulo, October 30, 2018.

Members of the Board of Directors:

_______________________________	_______________________________
Eduardo Navarro de Carvalho Chairman of the Board of Directors	Antonio Carlos Valente da Silva

_______________________________	_______________________________
Antonio Gonçalves de Oliveira	Francisco Javier de Paz Mancho
_______________________________	_______________________________
José María Del Rey Osorio	Julio Esteban Linares Lopez
_______________________________	_______________________________
Luis Miguel Gilpérez López	Luiz Fernando Furlan

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 341st MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A., HELD ON OCTOBER 30, 2018

_______________________________	_______________________________
Narcís Serra Serra	Roberto Oliveira de Lima

_______________________________
Sonia Julia Sulzbeck Villalobos Fiscal Board Members:

_______________________________	_______________________________
Flávio Stamm	Cremênio Medola Netto
_______________________________
Charles Edwards Allen

_______________________________ Breno Rodrigo Pacheco de Oliveira Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 29, 2018	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director